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                                                                       EXHIBIT 1


                                 PROMISSORY NOTE

$300,000.00                                               Saint Paul, Minnesota
Due:  December 31, 2007                                   as of June 1, 2000

      FOR VALUE RECEIVED, New Brighton Ventures, Inc., a Minnesota corporation with an address of 2397 Palmer Drive, New Brighton, Minnesota 53112(the "Debtor"), promises to pay to the order of Arthur E. Pew, III, a Minnesota resident (together with any successor holder or holders of this Note, the "Lender"), with an address of 2515 Manitou Island, White Bear Lake, Minnesota 55110, or such other place as Lender may designate, the principal sum of THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($300,000.00), or such lesser sum as may actually be owing hereunder, with interest thereon from the date of any advance hereunder, at an annual rate or rates set forth in a certain Letter Loan Agreement executed between the Debtor and Lender as of February 25, 1999 (as subsequently amended, the "Loan Agreement") (computed in all cases on the basis of actual days elapsed in a year of 360 days).

      This Note shall be paid as follows:

      (a) Accrued interest on this Note shall be payable in monthly installments on the first day of each month hereafter, commencing as of July 1, 2000 and continuing on the first day of each month thereafter through November 1, 2003.

      (b) Principal and interest on this Note shall be amortized and paid in monthly installments of principal and interest in an amount determined in accordance with this Note, beginning as of December 1, 2003 and continuing on the first day of each month thereafter through and including December 1, 2007.

      (c) Notwithstanding anything to the contrary contained herein, this Note shall become immediately due and payable in full on December 31, 2007.

      The initial monthly payment required under clause (b) above shall be established by the Lender on or before December 1, 2003 and shall equal an amount determined by Lender to be sufficient to amortize the original principal balance of this Note over an assumed period of 91 months of equal monthly payments of principal and interest. The monthly payment required under clause (b) may be adjusted by Lender at any time following December 1, 2003 to reflect changes in the rate of interest payable under this Note so that the Note will continue to be amortized in monthly installments of principal and interest over an assumed period of 91 months, it being understood and agreed, however, that this Note shall continue to be immediately due and payable in full by no later than December 31, 2007.

      All payments shall be applied first to interest and the balance to principal, except that in the Event of a Default hereunder which is not cured within the applicable grace period, any payment may be applied first to principal, at the option of Lender.

      Debtor, at its option and without premium or penalty, may at any time prepay the outstanding principal balance of this Note, in whole or from time to time in part, together with


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any accrued interest and other charges as may be due hereunder. This Note is further subject to mandatory prepayment under the terms and conditions set forth in the Loan Agreement.

      No course of dealing between Lender and Debtor and no delay in exercising any right, power or remedy conferred hereby or now or hereafter existing at law or in equity or by statute or otherwise, shall operate as a waiver of or otherwise prejudice any such right, power or remedy.

      This Note shall be binding upon Debtor's successors and assigns and upon any affiliate of Debtor which assumes its obligations hereunder, PROVIDED, HOWEVER, that Debtor may not assign its obligations under this Note without the prior written consent of Lender.

      Debtor agrees to pay all charges (including reasonable attorneys' fees) of Lender in connection with the collection or enforcement of this Note or any other Loan Document or in protecting or preserving the security for this Note, whether or not suit is brought against Debtor.

      Debtor and all guarantors of this Note hereby jointly and severally waive presentment, demand, notice, protest and all other suretyship defenses generally and agree that (i) any renewal, extension or postponement of the time of payment or any other indulgence, (ii) any modification, supplement or alteration of any of the Debtor's obligations undertaken in connection with this Note or any of the other Loan Documents, or (iii) any substitution, exchange or release of collateral or the addition or release of any person or entity primarily or secondarily liable, may be effected without notice to Debtor or any endorser or guarantor of Debtor's obligations, and without releasing Debtor or such endorser or guarantor from any liability hereunder.

      This Note is one of the Notes referred to in the Loan Agreement, the terms of which are hereby incorporated into this Note by reference. Reference is made to the Loan Agreement for a statement of the terms and conditions under which this Note has been issued. This Note is subject to acceleration by the Lender, without further notice, upon the occurrence of an Event of Default as defined in the Loan Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Loan Agreement.

      This Note shall be governed by, construed, and enforced in accordance with the laws of the State of Minnesota. If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect. If the payment of any interest due hereunder would subject Lender to any penalty under applicable law, then the payments due hereunder shall be automatically reduced to what they would be at the highest rate authorized under applicable law.

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                                    NEW BRIGHTON VENTURES, INC.


                                    By: /s/ Steven J. Wagenheim
                                        -----------------------
                                        Steven J. Wagenheim
                                        President
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